1. Name and Address of Reporting Person
   CUMMINGS, RICHARD F.
   40 Monument Circle
   Suite 700
   Indianapolis, IN 46204
   USA
2. Issuer Name and Ticker or Trading Symbol
   Emmis Communications Corporation
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   02/19/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Radio Division President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Class A Common Stock                                                                       120983         D
Class A Common Stock                                                                       8260           I           For the
                                                                                                                      Benefit of
                                                                                                                      Children
Class A Common Stock                                                                       3537.1         I           By Profit
                                                                                                                      Sharing Plan
Class A Common Stock                                                                       246.3511       I           By 401(k)
                                                                                                                      Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Phantom     $0       02/14/2         A         2329                              Class A 2329     $0.0000    2329    D
Stock                003                       <F1>                              Common
                                                                                 Stock
Employee    $20                                                       05/30/2006 Class A                     180000  D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy
Employee    $21.5                                                     09/24/2006 Class A                     7500    D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy
Employee    $29                                                       02/28/2011 Class A                     50000   D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy
Employee    $29.12                                                    03/05/2012 Class A                     50000   D
Stock Opt.                                                                       Common
Right to                                                                         Stock
Buy

Explanation of Responses:

<F1>
Shares listed are based on a percentage of the named executive's estimated cash compensation, excluding bonus, during calendar year 2003. Since the number of shares awarded in January 2004 is to be based upon the executive's actual cash compensation during the calendar year 2003, the number of shares actually awarded in January 2004 may vary.

SIGNATURE OF REPORTING PERSON
/s/ J. Scott Enright

DATE
02/18/2003